SEC FILE NUMBER 001- 32979
CUSIP NUMBER 608550 208

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Molecular Templates, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

9301 Amberglen Blvd, Suite 100

Address of Principal Executive Office (Street and Number)

Austin, Texas 78729

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Molecular Templates, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (“Form 10-Q”). The Company is unable to file, without unreasonable effort or expense, its Form 10-Q within the prescribed time period due to the related costs and resources required to complete and review the financial statements to be included in such Form 10-Q. At this time, the Company cannot estimate when or if it will be able to file its Form 10-Q.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Eric E. Poma	512	869-1555
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the quarter ended September 30, 2024 may differ significantly from its results of operations for the quarter ended September 30, 2023 due to adverse developments that occurred with respect to the Company’s business and liquidity, including events in connection with the Company’s previously disclosed potential liquidation and dissolution. Due to the exploration of strategic alternatives, including the Company’s previously disclosed potential liquidation and dissolution, the Company is not able to provide an estimate of results of operations at this time.

Forward-Looking Statements

This Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements contained in this Form 12b-25 include, but are not limited to, statements regarding the Company’s ability to file its Form 10-Q and the Company’s estimates of results of operations. These statements are based on management’s current expectations, and actual results and future events may differ materially due to risks and uncertainties, including, without limitation, risks inherent in the potential liquidation and dissolution process; the Company’s financial projections and cost estimates; the Company’s ability to raise additional funds during the potential liquidation and dissolution process; and the effect of the potential liquidation and dissolution on the Company’s business prospects, financial results and business operations. The Company may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on its forward-looking statements. These and other factors that may affect the Company’s future business prospects, results and operations are identified and described in more detail in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report filed on Form 10-K and the subsequently filed Quarterly Reports on Form 10-Q. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Form 12b-25. Except as required by applicable law, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

Molecular Templates, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2024	By:	/s/ Eric E. Poma, Ph.D.
	Name:	Eric E. Poma, Ph.D.
	Title:	Chief Executive Officer